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                                                                      EXHIBIT 99
LITIGATION REFORM ACT OF 1995

                              CAUTIONARY STATEMENTS
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     The following discussion contains certain cautionary statements regarding
Apogee's business and results of operations which should be considered by investors and others. These statements discuss matters which may in part be discussed elsewhere in this Form 10-K and which may have been discussed in other documents prepared by the Company pursuant to federal securities laws. This discussion is intended to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The following factors should be considered in conjunction with any discussion of operations or results by the Company or its representatives, including any forward-looking discussion, as well as comments contained in press releases, presentations to securities analysts or investors, or other communications by the Company.

     In making these statements, the Company is not undertaking to address or update each factor in future filings or communications regarding the Company's business or results, and is not undertaking to address how any of these factors may have caused changes to discussions or information contained in previous filings or communications. In addition, any of the matters discussed below may have affected Apogee's past results and may affect future results, so that the Company's actual results for fiscal 2001 and beyond may differ materially from those expressed in prior communications. Though the Company has attempted to list comprehensively these important cautionary factors, the Company wishes to caution investors and others that other factors may in the future prove to be important in affecting the Company's business or results of operations.

Industry Conditions

     The Company is divided into two segments, each serving different markets.

     The Glass Technologies segment (GT) serves the high-performance architectural glass, custom window and wall systems, computer, optical imaging and picture framing glass industries, which are very competitive, highly responsive to new products and price sensitive. Further, the products offered by Viracon and Wausau Window and Wall Systems are affected by changes in the commercial construction industry and, in general, economic conditions. The companies of this segment have, in general, been solidly profitable, with growing revenues. There can be no assurance the current growth experience by the segment will continue or that the introduction of new products or competitors will not significantly change market conditions.

     The Glass Services segment (GS) serves the repair and replacement auto glass market, which tends to be cyclical in nature and is influenced by a variety of factors, including weather, new car sales, speed limits, road conditions, the economy, and average annual number of miles driven. This market's pricing structure has changed significantly in recent years as insurance companies seek volume pricing at discounted rates from historical levels and attempt to enter into preferred or exclusive provider arrangements with a limited number of providers. As a result, margins have narrowed at the retail, wholesale and manufacturing levels, in which the GS segment operates. There can be no assurance that the Company will be able to improve or maintain its margins, whether through improved pricing conditions or cost-savings, or that it will continue to be selected by insurance companies as a provider of replacement and repair auto glass on a regional or national basis on acceptable terms and conditions. The Harmon, Inc. unit of GS is also affected by commercial construction and general economic conditions.

Competitive Environment

     The Company's business segments operate in industries that are highly competitive and that, other than the industry in which GT's Viratec Thin Films unit competes, are fairly mature. In addition, the barriers to entry for several of these industries are not significant. Therefore, the Company expects its markets to remain highly competitive. The Company faces competition from other major contractors, subcontractors, manufacturers, fabricators, wholesalers, retailers and installers in each of its markets, certain of which may have greater financial or other resources than the Company.

     The Glass Technologies segment competes with several large integrated glass manufacturers and numerous smaller specialty fabricators. Product pricing and service are the primary competitive factors in this market. The markets for the products of this segment are also characterized by frequent refinement and enhancement, new product introductions and by declining average selling prices over product life cycles. These factors require the Company to seek improvement in its manufacturing processes on a continuous basis, as well as to innovate with respect to new or improved products. There can


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be no assurance that the Company will be able to meet such requirements. In addition, such requirements may generate a continual need for new investments, as to which there can be no assurance the Company either can obtain the necessary investment resources or, if obtained, that such investment will produce appropriate returns.

     The Company's Wausau Window and Wall Systems unit competes against several major aluminum window manufacturers. Wausau primarily serves the custom portion of this market in which the primary competitive factors are product quality, reliable service and the ability to provide technical engineering and design services.

     The Glass Services segment competes with other auto glass shops, glass distributors, car dealers, body shops and fabrication facilities on the basis of pricing, national coverage and customer service. Its competition consists of national and regional chains as well as significant local competition.

     There can be no assurance that the Company will continue to be able to compete effectively in its markets.

Discontinued International Curtainwall Operations

     During fiscal 1998, the Company made the strategic decision to close or exit its European and Asian international curtainwall operations in order to focus more selectively on higher-margin domestic curtainwall business. As a result of such restructuring, the Company recorded nonrecurring pre-tax charges of $26.0 million and $35.9 million in the third and fourth quarters of fiscal 1998, respectively. While the Company believes these restructuring charges are adequate to cover all expenses the Company has incurred or will incur in order to close or exit such operations, there can be no assurance given that additional charges will not be required to be made in future periods. The Company faces related risks and uncertainties, including the inability to effectively manage restructured business units and the inability to effectively manage costs or difficulties related to the operation of the businesses or execution of restructuring or exit activities. The occurrence of one or more of such events may have a material adverse effect on the business, financial condition or results of operations of the Company.

Year 2000 Issue

     The Company has reviewed the potential impact of the "Year 2000" date change which involves the inability of certain software and hardware systems to properly recognize and process date information relating to the Year 2000. The Company assigned a team to evaluate the nature and extent of the work required to make the Company's systems, products and infrastructure Year 2000 compliant. As of April 1, 2000, no material issues have surfaced in any business operations, systems or third party relationships. The Company believes, based on available information, that it is and will continue to effectively manage the Year 2000 transition without any material adverse effect on the Company's business, results of operations or financial condition. Notwithstanding the foregoing, there can be no guarantee that the Company's efforts will completely mitigate the Year 2000 issue.

Recent Capital Expenditures (GT Segment)

     The GT segment's continued growth depends to a significant degree on its ability to expand its production facilities and to minimize the disruption caused by this expansion. In response to continued strong demand for the GT segment's high-performance architectural glass products, the Company, in fiscal 1999, undertook a capital investment program, the primary purpose of which is to increase production capacity and productivity of its GT segment. Pursuant to this plan, the segment's Viracon unit completed construction of a new architectural glass fabrication complex in Statesboro, Georgia, the Tru Vue unit completed construction of a new facility in the first quarter of fiscal 2000, and Viratec's Optium line moved in fiscal 1999 to a location closer to the flow of customers' computer monitor supply chains and a new, large-scale flat glass coating line went on line in late fiscal 2000. The Company believes that ramp-up of these facilities will be important in enabling the GT segment to continue to satisfy the demand for its products and services. Although the Company believes it has the capital and managerial resources to execute these plans, there can be no assurance that the planned expansions will produce the improved operating and financial results expected by the Company.

Consolidation of Auto Glass Installation Industry (GS Segment)

     The auto glass installation industry is consolidating in response to insurance companies' growing preference to interact with only a few major providers that are capable of offering efficient claims management services throughout a large geographic region. Due to an industry merger in 1997, GS became the second largest company in the auto glass repair and replacement industry. This merger created a stronger competitor for GS and may precipitate further industry consolidation. If the Company's GS segment is unable to control costs while providing required services to the insurance market, it may not


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be able to remain a viable competitor in this industry. The failure by the GS segment to timely respond to such changes could have a material adverse effect on its, and the Company's, business, financial condition or results of operations.

Government Regulation (GS Segment)

     Many states have statutes or regulations prohibiting certain referral practices by insurers. Approximately 30 states currently have statutes or regulations that prohibit an insurance company from requiring a policyholder to use a particular vendor. In addition, new laws or regulations relating to the referral practices of insurance companies may be adopted in these or other states. The GS segment does not enter into arrangements with insurance companies pursuant to which such insurance companies require policyholders to use the GS segment for auto glass replacement or repair services. Although the Company does not believe that existing government regulation of insurance company referral practices will have a material adverse effect on the Company, no assurance can be given that future regulation of such referral practices will not have a material adverse effect on its, and the Company's, business, financial condition or results of operations.

Effect of Weather Conditions (GS Segment)

     The severity of weather has historically affected the GS segment's sales and operating income, with severe weather generating increased sales and income and mild weather resulting in lower sales and income. Accordingly, mild weather conditions may adversely affect the GS segment's results of operations.


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